

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 24, 2006

VIA US MAIL AND FACSIMILE TO 604-689-0288

Mr. Seamus Young
International KRL Resources Corp.
570 Pender Street W., #789
Vancouver, BC Canada V6C 1H2

   Re: International KRL Resources Corp
      Form 20-F/A for Fiscal Year Ended May 31, 2005
      Filed December 5, 2005
      Response Letter Dated August 14, 2006
      File No. 0-50902

Dear Mr. Young:

   We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F/A for the Fiscal Year Ended May 31, 2005

General

1. Please paginate your document.

2. We note throughout your document that you refer to your filing as a registration statement. It appears you are filing an annual report rather than a registration

statement. Please modify your disclosures throughout your document including your disclosure controls and procedures section to refer to it as an annual report.

Cover page

3.   We note your amended document indicates it is for the period ended May 31, 2006. Please modify to indicate that the document is an amendment to your May 31, 2005 annual report. We also note that you have filed the document in EDGAR and indicated that it is for the May 31, 2006 period end. Please modify your submission to reflect the appropriate period.

Recent Accounting Pronouncements

4.   We note your response to our prior comment number six. Please update your discussion of recent accounting pronouncements to address those pronouncements in Canada and the United States that have not yet taken effect in the financial statements presented.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gabrielle Malits, Staff Accountant, at (202) 551-3702 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3983 with any other questions.

Sincerely,

Jill Davis
Branch Chief